Exhibit 99.1

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		March 31,	December 31,
	Note	2025	2024
		$	$
CURRENT ASSETS
Cash and cash equivalents	4	73,936	85,543
Receivables from purchasers for lithium carbonate	8	20,516	17,436
Loans to Exar Capital	7	35,473	10,799
Other receivables, prepaids and deposits		3,145	3,631
		133,070	117,409
NON-CURRENT ASSETS
Investment in Sal de la Puna Project	5	183,366	183,207
Loans to Exar Capital	7	352,297	369,616
Loans to Minera Exar	9	68,874	67,355
Investment in Cauchari-Olaroz Project	6	32,438	32,919
Long-term receivable from JEMSE	6	8,112	7,935
Property, plant and equipment	10	8,830	8,988
Exploration and evaluation assets	11	343,823	343,794
		997,740	1,013,814
TOTAL ASSETS		1,130,810	1,131,223

CURRENT LIABILITIES
Accounts payable and accrued liabilities		5,643	8,375
Payable to Minera Exar for lithium carbonate purchases	8	20,516	21,152
Convertible notes interest and other liabilities		1,058	2,308
Equity-settleable convertible notes	12	213,448	208,437
		240,665	240,272
NON-CURRENT LIABILITIES
Deferred income tax liability	20	1,827	-
Other liabilities		21	21
		1,848	21
TOTAL LIABILITIES		242,513	240,293

EQUITY
Share capital		1,620	1,619
Capital reserve		1,504,218	1,499,682
Accumulated other comprehensive loss		(3,487)	(3,487)
Deficit		(676,754)	(669,540)
TOTAL EQUITY ATTRIBUABLE TO LITHIUM ARGENTINA'S SHAREHOLDERS		825,597	828,274
Non-controlling interest	9	62,700	62,656
TOTAL EQUITY		888,297	890,930
TOTAL LIABILITIES AND EQUITY		1,130,810	1,131,223

Approved for issuance on May 14, 2025

On behalf of the Board of Directors:

“Robert Doyle”	“George Ireland”
Director	Director

1

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three Months Ended March 31,
	Note	2025	2024
		$	$
EXPENSES
Exploration and evaluation expenditures	16	(1,811)	(3,085)
General and administrative	15	(3,799)	(4,050)
Equity compensation		(4,537)	(1,378)
Share of loss of Cauchari-Olaroz Project	6	(481)	(11,987)
Share of loss of Sal de la Puna Project	5	(67)	(272)
		(10,695)	(20,772)
OTHER ITEMS
Transaction costs		(2,091)	(746)
Gain on financial instruments measured at fair value	12	439	4,743
Finance costs	17	(6,584)	(6,015)
Foreign exchange (loss)/gain		(113)	479
Finance and other income	18	13,701	12,219
		5,352	10,680

LOSS BEFORE TAXES		(5,343)	(10,092)

Deferred tax expense	20	(1,827)	(91)

NET LOSS		(7,170)	(10,183)

ATTRIBUTABLE TO:
Equity holders of Lithium Argentina		(7,214)	(10,183)
Non-controlling interest		44	-

TOTAL COMPREHENSIVE LOSS		(7,170)	(10,183)
BASIC AND DILUTED LOSS PER SHARE		(0.04)	(0.06)
Weighted average number of common shares outstanding - basic and diluted		161,943	160,767

2

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in thousands of US dollars, shares in thousands)

	Share capital
	Number	Amount	Capital Reserve	Accumulated other comprehensive loss	Deficit	Shareholders’ equity	Non-controlling interest	Total equity
	of shares	$	$	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2023	160,679	1,607	1,492,002	(3,487)	(661,190)	828,931	-	828,931
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	421	4	(4)	-	-	-	-	-
Equity compensation	-	-	1,378	-	-	1,378	-	1,378
Net loss	-	-	-	-	(10,183)	(10,183)	-	(10,183)
Balance March 31, 2024	161,100	1,611	1,493,376	(3,487)	(671,373)	820,126	-	820,126

Balance, December 31, 2024	161,932	1,619	1,499,682	(3,487)	(669,540)	828,274	62,656	890,930
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	38	1	(1)	-	-	-	-	-
Equity compensation	-	-	4,537	-	-	4,537	-	4,537
Net (loss)/income	-	-	-	-	(7,214)	(7,214)	44	(7,170)
Balance March 31, 2025	161,970	1,620	1,504,218	(3,487)	(676,754)	825,597	62,700	888,297

3

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

		Three Months Ended March 31,
	Note	2025	2024
		$	$
OPERATING ACTIVITIES
Net loss		(7,170)	(10,183)

Items not affecting cash and other items:
Equity compensation		4,537	1,378
Depreciation	10	158	228
Deferred tax expense	20	1,827	91
Foreign exchange loss/(gain)		113	(479)
Share of loss of Cauchari-Olaroz Project	6	481	11,987
Share of loss of Sal de la Puna Project	5	67	272
Gain on financial instruments measured at fair value	12	(439)	(4,743)
Finance income (net)		(6,389)	(5,164)
Payment of interest on the convertible notes and debt facilities		(2,264)	(2,264)
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits		(2,594)	(7,706)
Decrease/(increase) in accounts payable and accrued liabilities		(3,368)	4,053
Decrease in net prepayments made for lithium carbonate		-	4,351
Net cash used in operating activities		(15,041)	(8,179)

INVESTING ACTIVITIES
Loans to Exar Capital	7	-	(26,925)
Proceeds from repayment of loans and interest by Exar Capital	7	3,920	-
Contribution to Investment in Cauchari-Olaroz project	6	-	(428)
Contribution to Investment in Sal de la Puna Project	5	(226)	-
Additions to exploration and evaluation assets	11	(29)	-
Additions to property, plant and equipment	10	-	(779)
Net cash provided/(used) in investing activities		3,665	(28,132)

FINANCING ACTIVITIES
Lease payments		(118)	(262)
Net cash used in financing activities		(118)	(262)

Effect of foreign exchange on cash		(113)	479

CHANGE IN CASH AND CASH EQUIVALENTS		(11,607)	(36,094)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		85,543	122,293
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		73,936	86,199

4

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1. NATURE OF OPERATIONS

Lithium Argentina AG (“Lithium Argentina”, the “Company” or “LAR”), formerly Lithium Americas (Argentina) Corp., is a Swiss- domiciled resource company with lithium projects located in Argentina.

On January 23, 2025, the Company completed a plan of arrangement under the laws of the province of British Columbia (the “Arrangement”) involving the Company’s continuation from the province of British Columbia under the name “Lithium Americas (Argentina) Corp.” into Zug, Canton of Zug, Switzerland, as a Swiss share corporation under the name “Lithium Argentina AG.” As a result, the Company ceased to be governed by the Business Corporations Act (British Columbia). Following the Arrangement, the shareholders of the Company prior to the Arrangement continued to hold all the issued and outstanding common registered shares of the Company (the “Continuation”) (Note 13). On January 27, 2025, the Company began trading under the new symbol “LAR” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

The Company is focused on the operations of the Cauchari-Olaroz project (“Cauchari-Olaroz”). Cauchari-Olaroz is a lithium brine operation located in the Salar de Olaroz and Salar de Cauchari in Jujuy province, north-western Argentina. The Company’s interest in Cauchari-Olaroz is held through a 44.8% ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Ganfeng Lithium Co. Ltd. (“Ganfeng”) owns 46.7% of Minera Exar with the remaining 8.5% interest held by Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the provincial government of Jujuy. Cauchari-Olaroz is in the production stage and achieved commercial production effective October 1, 2024, and is accounted for using the equity method.

The Company also owns 85.1% interest in the Pastos Grandes lithium project (“Pastos Grandes”) acquired through the acquisition of Millennial Lithium Corp. (“Millennial”) on January 25, 2022, and a 65% ownership interest in the Sal de la Puna project (“Sal de la Puna”), held by the Company’s wholly-owned subsidiary Arena Minerals Inc. (“Arena Minerals”) which was acquired on April 20, 2023. Pastos Grandes and Sal de la Puna are lithium brine projects located in Salta province, in north-western Argentina. Pastos Grandes is fully consolidated in the Company’s financial statements, whereas Sal de la Puna is accounted for using the equity method.

The Company's registered office is located at Dammstrasse 19, 6300 Zug, Switzerland.

2. BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements of the Company (“Interim Financials”) have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting and were approved by the Board of Directors on May 14, 2025. The Interim Financials should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2024 (the “2024 Annual Financials”), which have been prepared in accordance with IFRS Accounting Standards.

The Interim Financials are expressed in United States dollars (“US$”), the Company’s presentation currency. The same accounting policies and methods of computation have been used in the Interim Financials and 2024 Annual Financials other than those disclosed in Note 3.

5

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

Estimation Uncertainty and Accounting policy judgments

The preparation of these Interim Financials in conformity with IFRS Accounting Standards applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The nature and number of significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that management applied to the 2024 Annual Financials except as disclosed below.

New IFRS Pronouncements

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the International Accounting Standards Board (“IASB”) issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals.

It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, there are consequential amendments to other accounting standards; some requirements previously included in IAS 1 have been moved to IAS 8 and limited amendments have been made to IAS 7 and IAS 34. IFRS 18 is effective for the reporting period beginning on or after January 1, 2027, with early application permitted. Retrospective application is required in both annual and interim financial statements. The Company is currently assessing the impact of this standard on its financial statements and has not yet applied it.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financials Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. These amendments require additional disclosures for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

6

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

The amendments are effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of these amendments on its financial statements and has not yet applied it.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents

	March 31, 2025	December 31, 2024
	$	$
Cash	1,670	11,460
Cash equivalents	72,266	74,083
	73,936	85,543

As at March 31, 2025, cash and cash equivalents included $144 held in Canadian dollars (December 31, 2024 – $156), $73,296 in US dollars (December 31, 2024 – $85,289), $495 in Argentine Pesos (December 31, 2024 – $98) and $1 in Swiss Francs (December 31, 2024 – $Nil). During the three months ended March 31, 2025, cash and cash equivalents generated an interest income of $730 (2024 – $1,187).

5. SAL DE LA PUNA JOINT VENTURE

On April 20, 2023, the Company completed the acquisition of Arena Minerals that owns 65% of Sal de la Puna through a joint venture interest in Sal de la Puna Holdings Ltd., the 100% owner of Argentine entity, Puna Argentina S.A.U. (“PASA”), the owner of the claims forming part of the Sal del la Puna Project.

The remaining 35% of PASA is owned by joint venture partner Ganfeng New Energy Technology Development (Suzhou) Co., Ltd. Therefore, after the acquisition of Arena Minerals, the Company holds a 65% ownership interest in the Sal de la Puna Project covering approximately 13,200 hectares of the Pastos Grandes Basin.

The Company’s 65% ownership interest in Sal de la Puna is a joint venture and is accounted for using the equity method of accounting. Changes in the investment balance are summarized below:

$
Investment in Sal de la Puna, as at December 31, 2023	181,270
Contribution to investment in Sal de la Puna	2,113
Share of loss of Sal de la Puna	(176)
Investment in Sal de la Puna, as at December 31, 2024	183,207
Contribution to investment in Sal de la Puna	226
Share of loss of Sal de la Puna	(67)
Investment in Sal de la Puna, as at March 31, 2025	183,366

6. INVESTMENT IN CAUCHARI-OLAROZ PROJECT

As at March 31, 2025, the Company, Ganfeng, and JEMSE hold 44.8%, 46.7%, and 8.5% equity interests, respectively, in Minera Exar, the company that holds all rights, title, and interest in the Cauchari-Olaroz project, located in the Jujuy province of Argentina.

7

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6. INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

JEMSE acquired its 8.5% equity interest in Minera Exar in April 2021, which was divided as 4.2% from the Company and 4.3% from Ganfeng. The right to acquire this 8.5% interest was initially granted under a letter of intent signed in 2012, in compliance with the Province of Jujuy's regulations concerning government participation in mineral projects. As part of the closing of the JEMSE transaction, JEMSE has agreed to reimburse the Company and Ganfeng their pro-rata share of $23,496 (8.5%) for the equity financing provided for the construction of the Cauchari-Olaroz project in prior years. This reimbursement will be made through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods. Annual dividend distributions by Minera Exar to all shareholders, including JEMSE, will only be considered once Minera Exar has met all project debt commitments for the Cauchari-Olaroz project. As of March 31, 2025, the carrying value of the long-term receivable from JEMSE was $8,112 (2024 – $7,935).

The Company’s operations related to Cauchari-Olaroz are conducted through its equity investees, Minera Exar and Exar Capital, which are governed by a shareholders’ agreement between the Company and Ganfeng. The shareholders’ agreement regulates key aspects of the governance of the project and provides the Company with significant influence over Minera Exar. Under this agreement, the Company and Ganfeng are entitled to the project’s production offtake on a 49%/51% basis. Construction costs were also shared on the same 49%/51% pro rata basis between the Company and Ganfeng.

The Company and Ganfeng are 49% and 51% shareholders, respectively, in Exar Capital, a company that provides shareholder financing to Minera Exar. Minera Exar and Exar Capital are accounted for using the equity method of accounting (the investment in Minera Exar and investment in Exar Capital together, the “Investment in Cauchari-Olaroz project”).

Investment in Cauchari-Olaroz Project

Changes in the Investment in Cauchari-Olaroz Project are summarized below:

$
Investment in Cauchari-Olaroz Project, as at December 31, 2023	59,581
Contribution to Investment in Cauchari-Olaroz Project	1,570
Share of loss of Cauchari-Olaroz Project	(17,374)
Elimination of the Company’s portion of capitalized intercompany interest	(10,858)
Investment in Cauchari-Olaroz Project, as at December 31, 2024	32,919
Share of loss of Cauchari-Olaroz Project	(481)
Investment in Cauchari-Olaroz Project, as at March 31, 2025	32,438

As of October 1, 2024, Minera Exar determined that commercial production had been achieved for the Cauchari Olaroz project after reaching elevated production levels for a sustained period. As a result, the Cauchari Olaroz project’s assets were considered ready for their intended use, and depreciation of these assets commenced on October 1, 2024.

8

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6. INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

The following is the condensed financial information of Minera Exar on a 100% basis, as amended to reflect the Company’s accounting policies.

	March 31, 2025	December 31, 2024
	$	$
Current assets:
Cash and cash equivalents	22,175	11,190
Other current assets	321,697	301,164
Total current assets	343,872	312,354
Non-current assets	1,468,016	1,479,969
Current liabilities:
Third-party loans	(190,359)	(161,059)
Loans from Exar Capital	(796,516)	(584,474)
Derivative liability on loans from Exar Capital	(110,192)	(53,211)
Other current liabilities	(67,977)	(72,824)
Non-current liabilities:
Third-party loans	(49,374)	(49,315)
Loans from Exar Capital	(276,985)	(455,821)
Loans from PGCo	(68,874)	(67,355)
Derivative liability on loans from Exar Capital and PGCo	(62,666)	(47,352)
Other non-current liabilities	(64,393)	(88,997)
Net assets	124,552	211,915

As of March 31, 2025, Minera Exar’s outstanding third-party debt amounted to $239,700 (2024 – $210,400), while its cash balance was $22,175 (2024 – $11,190), resulting in a total net debt of $217,525 (2024 – $199,210). The total debt includes the following:

•
Approximately $101,500 from a major international bank, secured by guarantees and standby letters arranged by Ganfeng. The Company has also provided a guarantee to Ganfeng for its 49% share, amounting to $49,735, for these loans. The Company and Ganfeng have negotiated an extension of the loan maturity to three years, which is subject to regulatory approvals.

•
$18,500 in loans secured by local bank guarantees arranged by Minera Exar, due in 2025.

•
$69,700 in third-party unsecured loans, due in 2025.

•
Approximately $50,000 in unsecured bonds issued by Minera Exar in November 2024, carrying a contractual interest rate of 8% with semi-annual interest payments. The bonds’ principal will mature in two tranches: the first tranche of $25,000 is due in 30 months, on May 11, 2027, while the second tranche of $25,000 will mature in 36 months, on November 11, 2027.

9

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6. INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

	Three months ended March 31,
	2025	2024
	$	$
Sales	57,778	25,398
Cost of sales	(53,785)	(23,424)
Gross profit	3,993	1,974

Other loss	(90,886)	(1,976)
Net loss	(86,893)	(2)

Minera Exar has to settle the loans provided by Exar Capital and PGCo in US$ with sufficient Argentine Pesos (“ARS$”) at the implied market exchange rate. This settlement mechanism requires Minera Exar to repay the loans with more US$ at the official exchange rate.

Since the repayment mechanism for the USD loans provided by Exar Capital and PGCo to Minera Exar is linked to the implied market foreign exchange rate in Argentina rather than the official foreign exchange rate, it results in an embedded derivative in the loans payable by Minera Exar.

As of January 1, 2025, the Company’s investment in Minera Exar was $Nil, and its investment in Exar Capital was $32,919. The Company’s share of the losses of Minera Exar and Exar Capital for the three months ended March 31, 2025, was $38,928 and $481, respectively. Since the Company’s investment in Minera Exar was $Nil as of January 1, 2025, it did not recognize its share of Minera Exar’s losses. The accumulated unrecognized share of Minera Exar’s losses as of March 31, 2025, was $64,971.

As of March 31, 2025, the carrying value of the Company’s investment in Minera Exar remained $Nil, and its investment in Exar Capital was $32,438.

7. LOANS TO EXAR CAPITAL

The Company has entered into loan agreements with Exar Capital. Changes in the balances of loans to Exar Capital are summarized below.

$
Loans to Exar Capital, as at December 31, 2023	320,869
Loans to Exar Capital	41,978
Repayment of loans by Exar Capital	(26,476)
Accrued interest	44,044
Loans to Exar Capital, as at December 31, 2024	380,415
Loans to Exar Capital	-
Repayment of loans and interest by Exar Capital	(3,920)
Accrued interest	11,275
Loans to Exar Capital, as at March 31, 2025	387,770

10

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7. LOANS TO EXAR CAPITAL (continued)

The loans provided by the Company to Exar Capital are thereafter advanced to Minera Exar to finance the construction of Cauchari-Olaroz, and to support its working capital and other funding requirements. Each loan has a maturity of seven years from the date of drawdown. Loans advanced prior to January 1, 2022, carried an interest rate of London Interbank Offered Rate (“LIBOR”) plus 9.495%, while loans advanced on or after January 1, 2022, carry an interest rate of the Secured Overnight Financing Rate (“SOFR”) plus 10.305%.

During the three months ended March 31, 2025, the Company did not advance any new loans to Exar Capital. Exar Capital utilized its existing cash balance to repay a portion of its outstanding loan, amounting to $3,920.

As of March 31, 2025, the total outstanding loans to Exar Capital, including accrued interest, amounted to $387,770. The recoverability of these loans is dependent on the future cash flows and performance of Cauchari-Olaroz. The Company performed an expected credit loss assessment based on the anticipated future performance of Cauchari-Olaroz and its associated cash flows. The assessment did not indicate any significant credit risk or factors that would result in default.

As at March 31, 2025, a total of 49 loans had been advanced to Exar Capital by the Company, with maturities (inclusive of accrued interest to March 31, 2025) as follows: $10,441 due in 2025, $26,284 due in 2026, $31,281 due in 2027, $75,394 due in 2028, $108,955 due in 2029, $86,073 due in 2030, and $49,342 due in 2031.

8. PURCHASES AND SALES OF LITHIUM CARBONATE

Offtake Agreement with Ganfeng and Bangchak

The Company and Ganfeng are entitled to a share of offtake from production at Cauchari-Olaroz. The Company is entitled to 49% of the offtake, which would amount to approximately 19,600 tonnes per annum (“tpa”) of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and BCP Innovation PTE. LTD (“Bangchak”), a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd., to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity).

The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate, is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

Purchases and sales of lithium carbonate

During the three months ended March 31, 2025, the Company purchased its 49% share of Minera Exar’s lithium carbonate shipped during the period. The Company sold the purchased lithium carbonate to Ganfeng and Bangchak and acted in the capacity of agent in such sales transactions, as the Company’s acquisition of title to lithium carbonate was simultaneous with the sale of lithium carbonate to Ganfeng and Bangchak and the Company was not directly exposed to inventory or price risk related to lithium carbonate.

11

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8. PURCHASES AND SALES OF LITHIUM CARBONATE (continued)

During the three months ended March 31, 2025, the Company made approximately $26,812 worth of purchases of lithium carbonate from Minera Exar and sold an equivalent amount, totaling approximately $26,812, to Ganfeng and Bangchak. Since there was no net commission earned by the Company, there was no impact on the Company’s statement of comprehensive loss for the three months ended March 31, 2025.

As at March 31, 2025, the Company had a payable of $20,516 to Minera Exar for lithium carbonate purchases, and receivables totaling $20,516, including $17,391 from Ganfeng and $3,125 from Bangchak for sales of lithium carbonate, as disclosed on the statement of financial position. The Company performed an expected credit loss assessment for these receivables, which did not indicate any significant credit risk or factors that would result in default, as the majority of the receivables were settled after March 31, 2025.

9. PASTOS GRANDES

On August 16, 2024, PGCo, a wholly-owned subsidiary of the Company holding the Pastos Grandes project in Salta, Argentina, issued common shares representing approximately 14.9% of PGCo to Ganfeng for a consideration of approximately $70,000 (the “Pastos Grandes transaction”). As the Company retained control of PGCo, the transaction was accounted for as an equity transaction, resulting in the recognition of a non-controlling interest representing Ganfeng Lithium’s 14.9% share in the net assets of PGCo.

In Q3 2024, PGCo utilized the proceeds from the Pastos Grandes transaction to enter into $65,000 loan facility agreement with Minera Exar to fund its debt repayment, working capital and other requirements. The loan matures in five years and carries an interest rate of SOFR plus 4.0%.

$
Loans advanced by PGCo to Minera Exar, as at December 31, 2023	-
Loans to Minera Exar	65,000
Accrued interest	2,355
Loans advanced by PGCo to Minera Exar, as at December 31, 2024	67,355
Accrued interest	1,519
Loans advanced by PGCo to Minera Exar, as at March 31, 2025	68,874

10. PROPERTY, PLANT AND EQUIPMENT

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Cost
As at December 31, 2023	5,203	2,716	3,456	11,375
Additions	660	-	311	971
Disposals	-	-	(701)	(701)
As at December 31, 2024	5,863	2,716	3,066	11,645

As at March 31, 2025	5,863	2,716	3,066	11,645

12

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10. PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Accumulated depreciation
As at December 31, 2023	346	140	1,644	2,130
Depreciation for the period	80	27	651	758
Disposals	-	-	(231)	(231)
As at December 31, 2024	426	167	2,064	2,657
Depreciation for the period	18	6	134	158
As at March 31, 2025	444	173	2,198	2,815

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Net book value
As at December 31, 2024	5,437	2,549	1,002	8,988
As at March 31, 2025	5,419	2,543	868	8,830

1 The “Other” category includes right of use assets with a cost of $787 and $731 of accumulated depreciation as at March 31, 2025.

11. EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets were as follows:

	Millennial Projects	Other Claims	Total
	$	$	$
Total exploration and evaluation assets
As at December 31, 2023	341,707	1,385	343,092
Additions	702	-	702
As at December 31, 2024	342,409	1,385	343,794
Additions	29	-	29
As at March 31, 2025	342,438	1,385	343,823

The Company has certain commitments for royalty and other payments to be made for Pastos Grandes as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the project.

Pastos Grandes:

•
1.5% royalty on the gross operating revenues from production from certain Pastos Grandes claims, payable to the original vendors of the project; and

•
royalties to a maximum of 3% over net-back income, payable to the Salta Province.

13

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12. EQUITY-SETTLEABLE CONVERTIBLE NOTES

On December 6, 2021, the Company closed an offering (the “Offering”) of $225,000 aggregate principal amount of 1.75% Convertible Notes due in 2027 (the “Convertible Notes”, “Notes”, or “equity-settleable convertible notes”). On December 9, 2021, the initial purchasers under the Offering exercised in full their option to purchase up to an additional $33,750 aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258,750.

The Convertible Notes represent financial instruments that include a debt host accounted for at amortized cost and conversion option and redemption option derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss. These derivatives are accounted for together as a single derivative when separated from the debt host.

	Debt host	Convertible note derivative	Total
	$	$	$
Convertible notes
As at December 31, 2023	187,223	13,138	200,361
Gain on change in fair value of convertible notes derivative	-	(12,530)	(12,530)
Accrued Interest	25,134	-	25,134
Interest payment	(2,453)	-	(2,453)
Reclassification of short-term accrued interest to short-term liability	(2,075)	-	(2,075)
As at December 31, 2024	207,829	608	208,437
Gain on change in fair value of convertible notes derivative	-	(439)	(439)
Accrued Interest	6,582	-	6,582
Interest payment	(189)	-	(189)
Reclassification of short-term accrued interest to short-term liability	(943)	-	(943)
As at March 31, 2025	213,279	169	213,448

The fair value of the derivative as at March 31, 2025, was estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 62.00%, share price of $2.14, a risk-free rate of 3.92%, an expected dividend of 0%, and a credit spread of 9.74%. Valuation of the embedded derivative is highly sensitive to changes in the Company’s share price and to a lesser extent to changes in the risk-free interest rate and the assumed volatility of the Company’s share price. A gain on change in fair value for the three months ended March 31, 2025, of $439 (2024 – $4,743) was recognized in the statement of comprehensive loss.

Interest expense for the three months ended March 31, 2025, of $6,582 (2024 – $5,996) was recognized as finance costs in the statement of comprehensive loss.

The Convertible Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Convertible Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the Convertible Notes for more than 12 months after the end of the reporting periods.

14

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12. EQUITY-SETTLEABLE CONVERTIBLE NOTES (continued)

The Convertible Notes are unsecured and accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15th and July 15th of each year, beginning on July 15, 2022.

Prior to October 15, 2026, the Notes are convertible at the option of the holders during certain periods, upon the satisfaction of certain conditions including:

(i)
If the Notes’ trading price for any five consecutive trading day period was, on each day, less than 98% of the conversion value of such Notes;
(ii)
if the Company elects to (a) issue equity instruments to all holders of the Company’s common shares entitling them, for a period of not more than 45 calendar days after issue, to subscribe for or purchase common shares at a price per share that is less than the average reported sales prices of the common shares for the 10-trading day period ending the trading day before the announcement of such issuance of equity instruments; or (b) make a distribution to all holders of the Company’s common shares, whether such distribution is of assets, securities, or rights to purchase the Company’s securities, and has a per share value exceeding at least 10% of the trading price of the common shares on the date immediately preceding the announcement date of such distribution;
(iii)
upon the occurrence of certain significant business events;
(iv)
if, at any time after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), the last reported price of the Company’s common shares for at least 20 trading days (whether or not consecutive) during the last period of 30 trading days of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day (this has not occurred for the three months ended March 31, 2025); or,
(v)
upon a call for redemption by the Company, or upon the Company’s failure to pay the redemption price therefor.

Thereafter, the Convertible Notes will be convertible at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof.

The Convertible Notes mature on January 15, 2027, unless earlier repurchased, redeemed or converted. The Company may not redeem the Convertible Notes prior to December 6, 2024, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. After December 6, 2024, the Company has the right to redeem the Convertible Notes at its option in certain circumstances including:

(i)
on or after December 6, 2024, if the Company’s share price for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the last trading day of the immediately preceding calendar quarter is over 130% of the conversion price on each applicable trading day, at a redemption price equal to 100% of the principal plus accrued and unpaid interest; and
(ii)
if the Company becomes obligated to pay additional amounts as a result of its obligation to bear the cost of Canadian or non-Canadian withholding tax, if applicable.

15

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12. EQUITY-SETTLEABLE CONVERTIBLE NOTES (continued)

Redemption can result in exercisability of the conversion option. Holders of Convertible Notes have the right to require the Company to repurchase their Convertible Notes upon the occurrence of certain events.

Pursuant to the indenture governing the terms of the Convertible Notes, as amended by a first supplemental indenture to reflect the name change of the Company in connection with the Separation and a second supplemental indenture to reflect the effects of the Continuation (the “Indenture”), the holders of the Convertible Notes, at their election, were permitted to surrender the Convertible Notes for conversion (i) into common shares of the Company during the approximate 30-trading day period prior to the closing of the Continuation and (ii) into common shares of the Company during the period from and after the closing of the Continuation until approximately the 35th trading day after the closing of the Continuation.

The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 common shares per $1,000 principal amount of the Convertible Notes. Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023, to 52.6019 common shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of the Company’s common shares over the preceding 10-trading day period due to the Separation transaction. The Conversion Rate for the Convertible Notes was not adjusted as a result of the Continuation. None of the Convertible Notes were surrendered for conversion during the permitted conversion period in connection with the Continuation.

13. SHARE CAPITAL AND EQUITY COMPENSATION

On January 23, 2025, the Company completed the Continuation from Canada to Switzerland. As a result of the Continuation, Lithium Argentina's shares were established with a nominal par value of $0.01 per share. The number of shares outstanding remained unchanged. The components of shareholders’ equity have been retrospectively adjusted to reflect the Swiss capital structure in all periods presented.

The share capital is fully paid-in, meaning that the entire issue price of the shares has been fully paid to Lithium Argentina. Lithium Argentina has one class of shares outstanding, being the Common Shares. The Common Shares are not convertible into shares of any other class or series.

Equity Incentive Plan

The Company has an equity incentive plan (the “Plan”) in accordance with the policies of the TSX whereby, from time to time at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting. In addition, independent directors are awarded deferred share units (“DSUs”), generally as partial compensation for their services as directors. DSUs may be redeemed by directors for common shares upon retirement or termination from the Board. The Plan also permits the grant of incentive stock options exercisable to purchase common shares of the Company (“stock options”). The Plan is a “rolling plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 8% of the outstanding shares from time to time.

16

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13. SHARE CAPITAL AND EQUITY COMPENSATION (continued)

Restricted Share Units

During the three months ended March 31, 2025, the Company granted 4,484 RSUs (2024 – none) to its employees and consultants. The total estimated fair value of the RSUs granted was $12,425 (2024 – $Nil), based on the market value of the Company’s shares on the grant date. As at March 31, 2025, the total unamortized compensation cost related to unvested RSUs was $17,069 (2024 – $6,969). During the three months ended March 31, 2025, equity compensation expense related to RSUs of $2,514 was recognized (2024 – $429).

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2023	2,247
Converted into shares	(615)
Granted	1,913
Forfeited	(267)
Balance, RSUs outstanding as at December 31, 2024	3,278
Converted into shares	(3)
Granted	4,484
Forfeited	(6)
Balance, RSUs outstanding as at March 31, 2025	7,753

Deferred Share Units

During the three months ended March 31, 2025, the Company granted 324 DSUs (2024 – none) with a total estimated fair value of $900 (2024 – $Nil).

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2023	438
Granted	203
Balance, DSUs outstanding as at December 31, 2024	641
Granted	324
Balance, DSUs outstanding as at March 31, 2025	965

Stock Options

No stock options were granted by the Company, and no stock options were exercised by the employees during the three months ended March 31, 2025 (2024 – none). None of the stock options were exercisable as of March 31, 2025.

17

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13. SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to outstanding stock options is as follows:

Number of Options (in 000's)
Balance, stock options outstanding as at December 31, 2023	1,740
Granted	1,255
Forfeited	(280)
Balance, stock options outstanding as at December 31, 2024	2,715

Balance, stock options outstanding as at March 31, 2025	2,715

As at March 31, 2025, there was $3,148 (2024 – $4,179) of total unamortized compensation cost relating to unvested stock options. During the three months ended March 31, 2025, stock-based compensation expense related to stock options of $1,031 (2024 – $826) was recognized.

Performance Share Units

During the three months ended March 31, 2025, the Company did not grant any PSUs (2024 – none). As at March 31, 2025, there was $320 (2024 – $412) of total unamortized compensation cost relating to unvested PSUs. During the three months ended March 31, 2025, equity compensation expense related to PSUs of $92 was charged to operating expenses (2024 – $123).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2023	874
Converted into shares	(638)
Balance, PSUs outstanding as at December 31, 2024	236
Converted into shares	(35)
Balance, PSUs outstanding as at March 31, 2025	201

14. RELATED PARTY TRANSACTIONS

Any transactions between the Company and its equity-accounted investees Minera Exar, Exar Capital, and Sal de la Puna are considered related party transactions (refer Note 5, 6, 7 and 8).

Minera Exar, one of the Company’s equity-accounted investees, has entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Argentina:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project.

•
Expenditures under the construction services contract for the Cauchari-Olaroz project with Magna Construcciones S.R.L. (“Magna”) were $34 for the three months ended March 31, 2025.

18

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14. RELATED PARTY TRANSACTIONS (continued)

•
Service agreement with a consortium owned 49% by Magna. The agreement entered into Q1 2022, is for servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term, for total consideration of $68,000 (excluding VAT). During the three months ended March 31, 2025, Minera Exar spent $5,096 (excluding VAT) on the servicing of the evaporation ponds at Cauchari-Olaroz.

The amounts due by Minera Exar to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.

Compensation of Key Management

Key management are the Company’s board of directors, and the executive management team. The remuneration of directors and members of the executive management team and amounts due as of March 31, 2025, were as follows:

	Three Months Ended March 31,
	2025	2024
	$	$
Equity compensation	4,054	1,361
Salaries, bonuses, benefits and directors' fees included in general & administrative expenses	848	460
Salaries, bonuses and benefits included in exploration expenditures	106	56
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	-	141
	5,008	2,018

	March 31, 2025	December 31, 2024
	$	$
Total due to directors	168	111

As of January 23, 2025, the Company entered into new employment contracts with certain members of the executive management team. These contracts were implemented to ensure compliance with Swiss law and include amendments to provisions related to termination and termination upon a change of control.

In consideration for entering into these new employment agreements, the affected executive management team members were granted RSUs, with a total aggregate grant value of $3,856 for all impacted individuals.

19

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15. GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	Three Months Ended March 31,
	2025	2024
	$	$
Salaries, benefits and directors' fees	1,954	1,488
Office and administration	783	622
Professional fees	748	1,482
Regulatory and filing fees	32	48
Travel	112	161
Investor relations	53	72
Depreciation	117	177
	3,799	4,050

16. EXPLORATION AND EVALUATION EXPENDITURES

The following table summarizes the Company’s exploration and evaluation expenditures:

	Three Months Ended March 31,
	2025			2024
	Millennial Projects	Other	Total	Millennial Projects	Other	Total
	$	$	$	$	$	$
Consulting and salaries	844	396	1,240	772	488	1,260
Permitting and environmental	26	-	26	81	-	81
Field supplies and other	167	-	167	1,138	-	1,138
Depreciation	41	-	41	57	-	57
Drilling and geological expenses	337	-	337	549	-	549
Total exploration expenditures	1,415	396	1,811	2,597	488	3,085

17. FINANCE COSTS

The following table summarizes the Company’s finance costs:

	Three Months Ended March 31,
	2025	2024
	$	$
Interest on convertible notes	6,582	5,996
Other	2	19
	6,584	6,015

20

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

18. FINANCE AND OTHER INCOME

The following table summarizes the Company’s finance and other income:

	Three Months Ended March 31,
	2025	2024
	$	$
Interest on loans to Exar Capital	11,275	10,218
Interest on loans to Minera Exar	1,519	-
Interest on cash and cash equivalents	730	1,187
Other	177	814
	13,701	12,219

19. SEGMENTED INFORMATION

The Company is engaged in production, exploration and development of mineral properties in Argentina. Operating segments are reported in a manner consistent with the internal reporting to the executive leadership team who act as the operating decision-makers. The company has identified two operating segments which include Cauchari-Olaroz and Pastos Grandes Basin. The Company’s reportable segments and corporate assets are summarized in the following tables:

	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at March 31, 2025
Property, plant and equipment	-	8,543	287	8,830
Exploration and evaluation assets	-	343,808	15	343,823
Total assets	428,323	608,126	94,361	1,130,810
Total liabilities	-	(460)	(242,053)	(242,513)
For the three months ended March 31, 2025
Property, plant and equipment additions	-	-	-	-
Loss	(481)	(161)	(6,528)	(7,170)
Exploration expenditures	-	(1,676)	(135)	(1,811)
Interest expense	-	-	(6,584)	(6,584)

	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at December 31, 2024
Property, plant and equipment	-	8,584	404	8,988
Exploration and evaluation assets	-	343,779	15	343,794
Total assets	421,270	614,286	95,667	1,131,223
Total liabilities	-	(575)	(239,718)	(240,293)
For the three months ended March 31, 2024
Property, plant and equipment additions	-	572	207	779
(Loss)/income	(11,987)	(3,349)	5,153	(10,183)
Exploration expenditures	-	(3,014)	(71)	(3,085)
Interest expense	-	-	(6,015)	(6,015)

21

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19. SEGMENTED INFORMATION (continued)

The Company’s non-current assets are segmented geographically as follows:

	Canada $	Argentina $	Total $
Non-current assets (1)
As at March 31, 2025	164	384,927	385,091
As at December 31, 2024	244	385,457	385,701

1 Non-current assets attributed to geographical locations exclude financial and other assets.

20. INCOME TAXES

In January 2025, the Company completed its corporate continuation from Canada to Switzerland. As a result, the corporate headquarters is now subject to Swiss taxation, and the Canadian tax losses and other Canadian tax attributes are no longer available to offset future taxable income at the corporate level. The Company continues to be subject to income taxes in other jurisdictions, including Canada, Argentina, and the Netherlands, through its subsidiaries.

Following the Continuation, the Company remeasured the tax basis of its corporate level assets and liabilities under Swiss tax rules. This resulted in certain temporary differences arising from the Continuation, and the Company recognized a deferred tax liability of $1,827 as of March 31, 2025, with a corresponding deferred tax expense for the three months ended March 31, 2025.

21. FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs are available. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been used in measuring fair value.

The Convertible Notes derivatives (Note 12) are classified at level 2 of the fair value hierarchy and are measured at fair value on the statement of financial position on a recurring basis. Cash and cash equivalents, receivables and payable associated with lithium carbonate sales and purchases, other receivables/payables, and the debt host of the Convertible Notes are measured at amortized cost on the statement of financial position. As at March 31, 2025, the fair value of financial instruments measured at amortized cost approximates their carrying value.

22

LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

21. FINANCIAL INSTRUMENTS (continued)

The Company manages risks to minimize potential losses. The primary objective of the Company’s risk management process is to ensure that the risks are properly identified and monitored, and that the capital base maintained by the Company is adequate in relation to those risks. The principal risks impacting the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables from the two purchasers of lithium carbonate, long-term receivable from JEMSE, and receivables related to loans advanced to Exar Capital and Minera Exar (refer Note 6, 7, 8 and 9).

The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the condensed consolidated statements of financial position. The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash and cash equivalents with two major financial institutions and investing in only short-term obligations, with expected credit losses on cash and cash equivalents estimated to be de minimis. As of March 31, 2025, the Company holds a significant portion of its cash and cash equivalents with a single financial institution. This concentration exposes the Company to credit risk in the event that the financial institution encounters liquidity or credit issues.

The Company has assessed the creditworthiness of this institution and believes that the risk of default is minimal, given its credit rating. However, the Company intends to further mitigate this risk by diversifying its cash holdings to additional financial institutions subsequent to March 31, 2025. This strategy is designed to reduce concentration risk and enhance overall liquidity management.

The Company and its subsidiaries and investees, including Minera Exar, may from time to time make short-term investments in Argentine government securities, financial instruments guaranteed by Argentine banks, and other Argentine securities. These investments may or may not result in short-term gains or losses.

The Central Bank of Argentina maintains certain currency controls that limit the Company's ability to remit cash to and from Argentina. Blue chip swaps are trade transactions that effectively allow companies to transfer US dollars into and out of Argentina at market exchange rates. The Company used this mechanism to transfer funds to Argentina, which resulted in foreign exchange gain due to the divergence between the Blue Chip Swap market exchange rate and the official Argentine Central Bank rate.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions, in order to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in both the short and long-term. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at March 31, 2025, the Company had $75,000 available under its undrawn limited recourse loan facility with Ganfeng. As at March 31, 2025, the Company had a cash and cash equivalents balance of $73,936 and receivables from purchasers for lithium carbonate of $20,516 to settle current liabilities of $27,217 (excluding equity-settleable convertible notes).

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LITHIUM ARGENTINA AG (FORMERLY LITHIUM AMERICAS (ARGENTINA) CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

21. FINANCIAL INSTRUMENTS (continued)

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	Years ending December 31,
	2025	2026	2027 and later	Total
	$	$	$	$
Convertible senior notes	2,264	4,528	261,014	267,806
Accounts payable and accrued liabilities	26,159	-	-	26,159
Obligations under office leases¹	177	144	130	451
Total	28,600	4,672	261,144	294,416

¹Include principal and interest/finance charges.

The Convertible Notes were classified as current liabilities as at March 31, 2025, since the Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof (Note 12).

The above table summarizes the contractual maturities as at March 31, 2025, with respect to the Convertible Notes assuming such conditions will not be satisfied before the due date.

Market Risk

Market risk encompasses a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, can affect the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk, as described below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations, which may affect its financial results.

The Company and its subsidiaries and associates have a US dollar functional currency, and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”), Swiss francs (“CHF”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. As at March 31, 2025, the Company held nominal amounts of cash and cash equivalents denominated in CDN$, ARS$, and CHF.

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